October 25, 2024

Muhammad Umair
Chief Executive Officer
Childrens Place, Inc.
500 Plaza Drive
Secaucus, New Jersey 07094

       Re: Childrens Place, Inc.
           Registration Statement on Form S-1
           Filed October 15, 2024
           File No. 333-282664
Dear Muhammad Umair:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jared Shure